Exhibit 99.3

CONSENT AND SUPPORT AGREEMENT

This consent and support agreement dated as of March 28, 2019 (together with all schedules hereto, the “Agreement”) is entered into by and among: (i) Bellatrix Exploration Ltd. (the “Company”), and (ii) each of the other signatories to this Agreement (or a Joinder Agreement (as defined herein)) (each a “Consenting Debentureholder”, and collectively the “Consenting Debentureholders”), with each Consenting Debentureholder being a holder of, and/or investment advisor or manager with sole investment discretion with respect to holdings in, the Company’s 6.75% Extendible Convertible Unsecured Subordinated Debentures (the “Convertible Debentures”) issued pursuant to the Debenture Indenture dated as of August 9, 2016, between the Company, as Issuer, and Computershare Trust Company of Canada, as Trustee (the “Convertible Debenture Trustee”), as amended from time to time (the “Convertible Debenture Indenture”), regarding a series of transactions (collectively, the “Transaction”) pursuant to which, among other things, all of the Company’s Convertible Debentures will be exchanged for New Common Shares (as defined herein) pursuant to, at the election of the Company, either (i) a plan of arrangement (the “CBCA Plan”) to be implemented pursuant to proceedings (the “CBCA Proceedings”) under the Canada Business Corporations Act (the “CBCA”), or (ii) an amendment to the Convertible Debenture Indenture (the “Debenture Amendment”), in each case, subject to the terms and conditions set forth in this Agreement and the term sheet attached hereto as Schedule “C” (the “Term Sheet”), and/or as may otherwise be agreed by the Company and the Majority Consenting Debentureholders (as defined herein).

Capitalized terms used but not otherwise defined in the main body of this Agreement have the meanings given to them in Schedule “A” hereto or the Term Sheet, as applicable. The Company and the Consenting Debentureholders are collectively referred to herein as the “Parties” and each of the Company and each Consenting Debentureholder is a “Party”.

In consideration of the covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each Party, intending to be legally bound hereby, agrees as follows:

1.	Transaction

The principal terms of the Transaction (the “Transaction Terms”) as agreed among the Parties are set forth in this Agreement and the Term Sheet, which Term Sheet is incorporated herein and made part of this Agreement. In the case of a conflict between the provisions contained in the main body of this Agreement and the Term Sheet, the provisions of the main body of this Agreement shall govern.

2.	Representations and Warranties of the Consenting Debentureholders

Each Consenting Debentureholder, severally and not jointly, hereby represents and warrants to the Company (and hereby acknowledges that the Company is relying upon such representations and warranties) that:

(a)	as of the date hereof, it is the sole legal and beneficial owner of:

(i)

Convertible Debentures in the aggregate principal amount set forth on its signature page to this Agreement (or its Joinder Agreement) (such Convertible Debentures being the “Relevant Convertible Debentures”, and the principal amount of the Relevant Convertible Debentures together with all obligations in respect of the Relevant Convertible Debentures, including all accrued and unpaid interest and any other amount that such Consenting Debentureholder is entitled to claim in respect of the Convertible Debentures, being its “Total Convertible Debt”), and no other Convertible Debentures; and

(ii)	that number of Existing Shares set forth on its signature page to this Agreement (or its Joinder Agreement) (such Existing Shares being the “Relevant Shares”), and no other Existing Shares,

or has the sole voting and investment discretion over its Relevant Debt and its Relevant Shares and the power and authority to bind the beneficial owner(s) of such Relevant Debt and Relevant Shares to the terms of this Agreement;

(b)	it has the power and authority to vote or direct the voting of its Relevant Debt and Relevant Shares;

(c)

it is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, and the execution and delivery of, and performance by such Consenting Debentureholder of its obligations under, this Agreement:

(i)	are within its corporate, partnership, limited partnership or similar power, as applicable;

(ii)

have been duly authorized, by all necessary corporate, partnership, limited partnership or similar action, as applicable, including all necessary consents of the holders of its equity or other participating interests where required; and

(iii)

do not (x) contravene its certificate of incorporation, articles, by-laws, partnership or membership agreement, limited partnership agreement or other organizational documents, as applicable, (y) violate any judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to it or any of its assets, or (z) conflict with, result in the breach of, constitute a default under, or require a consent under any contract material to such Consenting Debentureholder, to the extent such conflict, breach or default could reasonably be expected to prevent or delay the consummation of the Transaction;

(d)	assuming the due authorization, execution and delivery by the Company, this Agreement constitutes a legal, valid and binding obligation of such Consenting

Debentureholder, enforceable against it in accordance with its terms, subject to laws of general application and bankruptcy, insolvency and other similar laws affecting creditors’ rights generally and general principles of equity;

(e)

it (i) is a sophisticated party with sufficient knowledge and experience to properly evaluate the terms and conditions of this Agreement; (ii) has conducted its own analysis and made its own decision, in the exercise of its independent judgment, to enter into this Agreement; (iii) has obtained such independent advice in this regard as it deemed appropriate; and (iv) has not relied on the analysis or the decision of any Person other than its own members, employees, representatives or independent advisors;

(f)

neither its Relevant Debt nor its Relevant Shares are subject to any liens, charges, encumbrances, obligations or other restrictions that would reasonably be expected to adversely affect its ability to perform its obligations under this Agreement, including its obligations under Section 4;

(g)

except as contemplated by this Agreement, such Consenting Debentureholder has not deposited any of its Relevant Debt or Relevant Shares into a voting trust, or granted (or permitted to be granted) any proxies or powers of attorney or attorney in fact, or entered into a voting agreement, understanding or arrangement, with respect to the voting of its Relevant Debt or Relevant Shares where such trust, grant, agreement, understanding or arrangement would adversely affect the ability of such Consenting Debentureholder to comply with its obligations under this Agreement, including its obligations under Section 4;

(h)

other than, to the extent applicable in connection with a CBCA Plan, (i) the Interim Order and any approvals required by the Interim Order, and (ii) the Final Order, no authorization, approval, license, permit, order, authorization of, or registration, declaration or filing with, any third party or Governmental Entity is required to be obtained or made by or with respect to such Consenting Debentureholder in connection with the execution, delivery and performance by the Consenting Debentureholder of this Agreement and consummation of the transactions herein or the performance of its obligations hereunder;

(i)

to the best of its knowledge, after due inquiry, there is no proceeding, claim or investigation pending before any Governmental Entity, or threatened against it or any of its properties that, individually or in the aggregate, would reasonably be expected to impair such Consenting Debentureholder’s ability to execute and deliver this Agreement and to comply with its terms; and

(j)	it is resident in the jurisdiction indicated on its signature page to this Agreement.

3.	The Company’s Representations and Warranties

The Company hereby represents and warrants to each Consenting Debentureholder (and the Company hereby acknowledges that each Consenting Debentureholder is relying upon such representations and warranties) that:

(a)	the Board has approved the Transaction;

(b)

it is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, and it has all requisite corporate power and corporate capacity to enter into this Agreement and to perform its obligations hereunder and consummate the transactions contemplated hereby;

(c)

the execution and delivery of this Agreement by it and satisfaction of the obligations hereunder, and the completion of the transactions contemplated herein do not and will not, subject to obtaining all requisite approvals required in connection with the CBCA Plan, (i) violate or conflict in any material respect with any Law applicable to it or any of its property or assets or (ii) result (with due notice or the passage of time or both) in a violation, conflict or breach of, or constitute a default under, or require any consent to be obtained under its certificate of incorporation, articles, by-laws or other constating documents;

(d)

assuming the due authorization, execution and delivery by the Consenting Debentureholders, this Agreement constitutes the legal, valid and binding obligation of the Company, enforceable in accordance with its terms, subject to laws of general application and bankruptcy, insolvency and other similar laws affecting creditors’ rights generally and general principles of equity;

(e)

it (i) is a sophisticated party with sufficient knowledge and experience to properly evaluate the terms and conditions of this Agreement; (ii) has conducted its own analysis and made its own decision, in the exercise of its independent judgment, to enter into this Agreement; (iii) has obtained such independent advice in this regard as it deemed appropriate; and (iv) has not relied on the analysis or the decision of any Person other than its own members, employees, representatives or independent advisors;

(f)

to the best of its knowledge, after due inquiry, there is not now pending or threatened against it, nor has it received written notice in respect of, any claim, potential claim, litigation, action, suit, arbitration or other proceeding by or before any Governmental Entity, which would reasonably be expected to impair its ability to execute and deliver this Agreement and to comply with its terms;

(g)

no Event of Default (as defined under the Convertible Debenture Indenture) has occurred or is continuing under the Convertible Debenture Indenture or the Convertible Debentures other than as may be contemplated by the terms of this Agreement;

(h)

the financial statements issued by the Company on or after January 1, 2018, fairly reflect in all material respects as of the dates thereof, the consolidated financial condition of the Company and the results of its operations for the periods covered thereby and have been prepared in accordance with IFRS and, since November 1, 2018, there has been no material adverse change in the consolidated financial condition of the Company or its properties, assets, condition or undertakings;

(i)

it has complied with its public reporting obligations under applicable securities Laws in all material respects and all documents filed by the Company with the relevant securities regulators: (i) complied with all applicable securities Laws in all material respects; and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

(j)

it is authorized to issue an unlimited number of common shares and 95,978,621 preferred shares, of which 80,909,225 common shares as of the date hereof and 0 preferred shares are issued and outstanding, and it has no other capital stock authorized or issued and outstanding, other than no more than 1,140,704 restricted share units, 763,075 performance share units, 821,954 deferred share units and 952,532 stock options outstanding and unvested warrants exercisable for 3,088,205 common shares; and, other than the foregoing, there are no other outstanding options, warrants, convertible securities (other than the Convertible Debentures) or rights of any kind to purchase or otherwise acquire capital stock or other securities of the Company; and

(k)

except as disclosed in the Information, no order halting or suspending trading in securities of the Company or prohibiting the sale of such securities has been issued to and is outstanding against the Company, and to the best of its knowledge, after due inquiry, no investigations or proceedings for such purpose are pending or threatened.

4.	Consenting Debentureholders’ Covenants and Consents

Subject to, and in consideration of, the matters set forth in Section 5 below, each Consenting Debentureholder (severally and not jointly) hereby acknowledges, covenants and agrees:

(a)

to the Transaction and the Transaction Terms in respect of all of its Relevant Debt and Relevant Shares, and to the implementation of the Transaction pursuant to a CBCA Plan or a Debenture Amendment, as determined by the Company pursuant to the Transaction Terms;

(b)	not to, directly or indirectly, from the date hereof to the date this Agreement is terminated:

(i)

sell, assign, lend, pledge, mortgage or hypothecate, dispose or otherwise transfer (in each case, “Transfer”) any of its Relevant Debt or Relevant Shares, or any rights or interests therein, including, but not limited to, the right to vote (or permit any of the foregoing with respect to any of its Relevant Debt or Relevant Shares), or enter into any agreement, arrangement or understanding in connection therewith, except with the prior written consent of the Company; provided that, subject to applicable Laws, without the consent of the Company, each Consenting Debentureholder may Transfer its Relevant Debt and/or Relevant Shares

to another fund that is managed by such Consenting Debentureholder and for which such Consenting Debentureholder has (and continues to exercise) sole voting and investment discretion with respect to the Relevant Debt and Relevant Shares subject to such Transfer, and such Consenting Debentureholder shall continue to be bound by this Agreement in respect of all of the Relevant Debt and Relevant Shares. Any Transfer that does not comply with this Section 4(b)(i) shall be void ab initio;

(ii)

except as contemplated by this Agreement, deposit any of its Relevant Debt or Relevant Shares into a voting trust, or grant (or permit to be granted) any proxies or powers of attorney or attorney in fact, or enter into a voting agreement, understanding or arrangement, with respect to the voting of its Relevant Debt or Relevant Shares if such trust, grant, agreement, understanding or arrangement would in any manner restrict the ability of the Consenting Debentureholder to comply with its obligations under this Agreement, including the obligations in Section 4 of this Agreement;

(c)

if a Consenting Debentureholder acquires additional Convertible Debentures other than the Relevant Debt (“Additional Debt”) or additional Existing Shares of the Company other than the Relevant Shares (the “Additional Shares”) that are not otherwise subject to this Agreement, such Additional Debt and/or Additional Shares shall automatically and immediately upon acquisition by such Consenting Debentureholder be deemed to constitute Relevant Debt (together with all accrued and unpaid interest thereon and any other amounts that the Consenting Debentureholder is entitled to claim in respect of the Additional Debt) and Relevant Shares, respectively, of such Consenting Debentureholder subject to all of the terms of this Agreement, and such Consenting Debentureholder hereby agrees to provide written notice to the Company and Goodmans LLP advising of (i) the acquisition by such Consenting Debentureholder of Additional Debt or Additional Shares, (ii) the principal amount of Additional Debt or the number of Additional Shares acquired by such Consenting Debentureholder, as applicable, and (iii) the date of such acquisition, within two (2) Business Days of any such acquisition;

(d)

not to take any action, directly or indirectly, that is inconsistent with its obligations under this Agreement or that would frustrate, hinder or delay the consummation of the Transaction; provided that nothing in this Agreement shall restrict, limit, prohibit, or preclude, in any manner not inconsistent with its obligations under this Agreement, any of the Consenting Debentureholders from (A) appearing in Court with respect to any motion, application or other documents filed by the Company and objecting to the relief requested therein to the extent such relief is inconsistent with terms of this Agreement, (B) enforcing any rights under this Agreement, including any consent or approval rights set forth herein, or (C) contesting whether any matter, fact or thing is a breach of, or is inconsistent with, this Agreement, or exercising any rights or remedies reserved herein;

(e)	to vote (or cause to be voted) all of its Relevant Debt and Relevant Shares, as applicable:

(i)	by the Consent Date, in favour of the approval, consent, ratification and adoption of the CBCA Plan (and any actions required in furtherance thereof) in accordance with the terms herein; and

(ii)

against the approval, consent, ratification and adoption of any matter or transaction that, if approved, consented to, ratified or adopted could reasonably be expected to delay, challenge, frustrate or hinder the consummation of the Transaction and/or the CBCA Plan, as applicable;

and that it shall tender its proxy or voting instructions for any such vote in a timely manner in compliance with any applicable deadlines, provided that, for certainty, in respect of the CBCA Plan, it shall tender its proxy or voting instructions in favour of the CBCA Plan by the Consent Date;

(f)

not to propose, file, solicit, vote for (or cause to vote for ), agree to or otherwise support any alternative offer, transaction (including exchange transaction), restructuring, liquidation, workout or plan of compromise or arrangement or reorganization of or for the Company, including, without limitation, any proceeding or plan of arrangement under the CBCA, other legislation or otherwise, any exchange transaction pursuant to an exchange offer or otherwise, or any debenture amendment that is inconsistent with the Transaction or this Agreement;

(g)

in the event the Transaction is implemented pursuant to a CBCA Plan, to support, and to instruct its advisors to support all motions filed by the Company in the CBCA Proceedings that are consistent with and in furtherance of the Transaction and the CBCA Plan;

(h)

if requested by the Company, to provide commercially reasonable assistance to the Company in obtaining any required regulatory approvals and/or required material third party approvals to effect the Transaction, in each case at the expense of the Company;

(i)

to execute any and all documents and perform any and all commercially reasonable acts required by this Agreement to satisfy its obligations hereunder and complete the Transaction pursuant to the terms hereof, including any consent, approval, amendment or waiver requested by the Company, acting reasonably;

(j)

to the non-payment of interest by the Company in respect of the Convertible Debentures while the Support Agreement is in effect (the “Interest Non-Payment”), and to waive, now and in the future, any default or event of default under the Relevant Debt that may occur as a result of such Interest Non-Payment;

(k)	to waive, now and in the future, any default or event of default under the Relevant Debt that may occur solely as a result of any action taken prior to any termination of this Agreement in respect of (i) the commencement and/or continuation of the CBCA Proceedings, or (ii) the pursuit of the Transaction, including the entering into of any related documents, in each case in conformity with this Agreement (each such action, a “Transaction Related Act”);

(l)

to (i) not accelerate, enforce any right or take any action or initiate any proceeding to accelerate or enforce the payment or repayment of any of its Relevant Debt in connection with any Transaction Related Act or the Interest Non-Payment, (ii) not support any other Person in taking any of the foregoing actions in connection with any Transaction Related Act or the Interest Non-Payment, and (iii) rescind any acceleration of the Relevant Debt in connection with any Transaction Related Act or the Interest Non-Payment, whether such acceleration is automatic pursuant to the terms of the Convertible Debenture Indenture or initiated by one or more holders of the Relevant Debt;

(m)

to forbear from exercising (or directing any trustee or agent in respect of any of the Relevant Debt to exercise) remedies, powers or privileges, or from instituting (or directing any trustee or agent in respect of any of the Relevant Debt to institute) any enforcement actions or collection actions, with respect to any obligations under the Relevant Debt in connection with any Transaction Related Act or the Interest Non-Payment;

(n)

to consent to a stay of any default as a result of any Transaction Related Act or the Interest Non-Payment in connection with its Relevant Debt (and to direct any applicable agent or trustee to consent to such stay);

(o)

to the existence and terms of this Agreement, the Transaction and the Transaction Terms being set out in any public disclosure, including, without limitation, press releases and court materials, produced by the Company, and to this Agreement being filed on SEDAR and/or EDGAR and with the Court in connection with any CBCA Proceedings, as applicable; and

(p)

to not make any public announcement, statement or other disclosure with respect to this Agreement, the Transaction or the Transaction Terms without the prior written approval of the Company, except as, and only to the extent that, the disclosure is required by applicable Law, by any stock exchange rules on which its securities are traded, by any other regulatory authority having jurisdiction over such Consenting Debentureholder, or by any court of competent jurisdiction; provided, however, that such Consenting Debentureholder shall provide the Company with a copy of such disclosure in advance of any release and an opportunity to consult with such Consenting Debentureholder as to the contents and to provide comments thereon, to the extent practicable under the circumstances.

5.	Company’s Covenants

Subject to, and in consideration of, the matters set forth in Section 4 above, the Company hereby acknowledges, covenants and agrees:

(a)	to take all reasonable actions necessary to implement the Transaction on the timetable set forth herein;

(b)	to use commercially reasonable efforts to achieve the following timeline (which timeline may be extended at any time as agreed by the Company and the Majority Consenting Debentureholders):

(i)	if, at the election of the Company, the Transaction is to be implemented pursuant to a CBCA Plan:

(A)	filing the application in the CBCA Proceedings seeking the Interim Order by no later than April 18, 2019;

(B)	implement the Transaction pursuant to the CBCA Plan on or prior to the Outside Date; or

(ii)	if, at the election of the Company, the Transaction is to be implemented pursuant to a Debenture Amendment:

(A)	implement the Transaction pursuant to the Debenture Amendment on or prior to the Outside Date;

(c)

not to, directly or indirectly, without the consent of the Majority Consenting Debentureholders, modify the Transaction, in whole or in part, in a manner that is inconsistent with the terms of this Agreement, or take any action that is materially inconsistent with, or is intended or is likely to interfere with or delay the consummation of, the Transaction, except as required by applicable Law or by any stock exchange rules, by any other regulatory authority having jurisdiction over the Company or by any court of competent jurisdiction;

(d)

to take reasonable actions to oppose and object to any action by an Person seeking to object to, delay, impede or take any other action to interfere with the approval or implementation of the Transaction;

(e)

to promptly notify the Consenting Debentureholders and/or their advisors of any material breach of a representation, warranty or covenant by the Company under this Agreement which would result in a failure to satisfy the conditions set out in Section 8 of this Agreement; and

(f)	to promptly notify the Consenting Debentureholders and/or their advisors of any claims threatened or brought against it which may impede or delay the consummation of the Transaction.

6.	Negotiation of Documents

(a)

Subject to the terms and conditions of this Agreement, the Parties shall reasonably cooperate with each other and shall coordinate their activities (to the extent practicable) in respect of (i) the timely satisfaction of conditions with respect to the effectiveness of the Transaction as set forth herein and, as applicable, the CBCA Plan, (ii) all matters concerning the pursuit, support and implementation of the Transaction as set forth herein and, as applicable, the CBCA Plan, and (iii) the satisfaction of each Party’s own obligations hereunder. Furthermore, subject to the terms and conditions of this Agreement, each of the Parties shall take such commercially reasonable actions as may be reasonably necessary to carry out the purposes and intent of this Agreement, including making and filing any required regulatory filings, in each case at the expense of the Company.

(b)

Subject to the terms and conditions of this Agreement, each Party hereby covenants and agrees (i) to use its commercially reasonable efforts to negotiate, in good faith and consistent with this Agreement, the Definitive Documents and all ancillary documents relating thereto, as applicable, and (ii) to the extent it is party thereto, to execute, deliver and otherwise perform its obligations under such documents.

7.	Conditions to Consenting Debentureholders’ Voting Obligations

If, at the election of the Company, the Transaction is being implemented pursuant to a CBCA Plan, each Consenting Debentureholder’s obligation to vote in favour of the CBCA Plan pursuant to Section 4(e)(i) hereof shall be subject to the satisfaction of the following conditions, each of which may be waived in whole or in part, solely by the Majority Consenting Debentureholders (provided that such conditions shall not be enforceable by the Consenting Debentureholders if the failure to satisfy any such conditions results form an action, error or omission by or within the control of the Consenting Debentureholder seeking enforcement or a breach by the Consenting Debentureholder of its own representation, warranty, agreement or covenant under this Agreement):

(a)	this Agreement shall not have been terminated;

(b)	the Interim Order shall have been obtained on terms consistent with this Agreement (as such terms may be amended, modified, varied and/or supplemented pursuant to the terms hereof);

(c)

the Company shall have complied in all material respects with each covenant and obligation in this Agreement that is to be performed on or before the date that is three (3) Business Days prior to the Consent Date;

(d)

the representations and warranties of the Company set forth in this Agreement shall be true and correct in all material respects (except for those representations and warranties which expressly include a materiality standard, which shall be true and correct in all respects giving effect to such materiality standard) as of the Consent Date with the same force and effect as if made at and as of such date, except (A) that representations and warranties that are given as of a specified date shall be true and correct in all material respects as of such date and (B) as such representations and warranties may be affected by the occurrence of events or transactions contemplated and permitted by this Agreement; and

(e)

there shall not be in effect any preliminary or final decision, order or decree by a Governmental Entity, no application shall have been made to any Governmental Entity, and no action or investigation shall have been announced, threatened or commenced by any Governmental Entity, in consequence of or in connection with the Transaction or the CBCA Plan that restrains, prohibits or materially impedes (or if granted would reasonably be expected to restrain, prohibit or materially impede), the Transaction or the CBCA Plan, or requires or purports to require a material variation of the Transaction Terms that is not acceptable to the Company and the Majority Consenting Debentureholders, each acting reasonably.

8.	Conditions to the Transaction

(a)

If, at the election of the Company, the Transaction is being implemented pursuant to a CBCA Plan, the Transaction shall be subject to the reasonable satisfaction of the following conditions prior to the Effective Time, each of which is for the benefit of the Company, on the one hand, and the Consenting Debentureholders, on the other hand, and may be waived in whole or in part by the Company and the Majority Consenting Debentureholders (provided that conditions shall not be enforceable by a Party if any failure to satisfy such condition results from an action, error or omission by or within the control of that Party or a breach by a Party of its own representation, warranty, agreement or covenant under this Agreement):

(i)	this Agreement shall not have been terminated;

(ii)	the CBCA Plan shall have been approved by the Court and the requisite majority of affected stakeholders as and to the extent required by the Court;

(iii)

the Final Order shall have been granted by the Court, and the implementation, operation or effect of the Final Order shall not have been stayed, varied in a manner not acceptable to the Company or the Majority Consenting Debentureholders, each acting reasonably, vacated or be subject to pending appeal;

(iv)	the CBCA Plan and the Definitive Documents shall be on terms consistent with this Agreement (as such terms may be amended, modified, varied and/or supplemented pursuant to the terms hereof);

(v)

all filings that are required under applicable Laws in connection with the Transaction shall have been made and any material third party and regulatory consents or approvals that are required in connection with the Transaction shall have been obtained and, in the case of waiting or suspensory periods, such waiting or suspensory periods shall have expired or been terminated;

(vi)

there shall not be in effect any preliminary or final decision, order or decree by a Governmental Entity, no application shall have been made to any Governmental Entity, and no action or investigation shall have been announced, threatened or commenced by any Governmental Entity, in consequence of or in connection with the Transaction or the CBCA Plan that restrains, prohibits or materially impedes (or if granted would reasonably be expected to restrain, prohibit or materially impede), the Transaction or the CBCA Plan, or requires or purports to require a material variation of the Transaction Terms that is not acceptable to the Company and the Majority Consenting Debentureholders, each acting reasonably;

(vii)

there shall be no proceeding, claim or investigation pending or threatened before any Governmental Entity in connection with the Transaction that would reasonably be expected to restrain, prohibit or materially impede the Transaction or the CBCA Plan;

(viii)	the Director appointed pursuant to section 260 of the CBCA shall have issued a certificate of arrangement giving effect to the articles of arrangement in respect of the CBCA Plan; and

(ix)	the Effective Date shall occur by the Outside Date or such later date as the Company and the Majority Consenting Debentureholders may agree.

(b)

If, at the election of the Company, the Transaction is being implemented pursuant to a Debenture Amendment, the Transaction shall be subject to the reasonable satisfaction of the following conditions prior to the Effective Time, each of which is for the benefit of the Company, on the one hand, and the Consenting Debentureholders, on the other hand, and may be waived in whole or in part by the Company and the Majority Consenting Debentureholders (provided that conditions shall not be enforceable by a Party if any failure to satisfy such condition results from an action, error or omission by or within the control of that Party or a breach by a Party of its own representation, warranty, agreement or covenant under this Agreement):

(i)	this Agreement shall not have been terminated;

(ii)	the Definitive Documents shall be on terms consistent with this Agreement (as such terms may be amended, modified, varied and/or supplemented pursuant to the terms hereof);

(iii)

all filings that are required under applicable Laws in connection with the Transaction shall have been made and any material third party and regulatory consents or approvals that are required in connection with the Transaction shall have been obtained and, in the case of waiting or suspensory periods, such waiting or suspensory periods shall have expired or been terminated;

(iv)

there shall not be in effect any preliminary or final decision, order or decree by a Governmental Entity, no application shall have been made to any Governmental Entity, and no action or investigation shall have been announced, threatened or commenced by any Governmental Entity, in consequence of or in connection with the Transaction that restrains, prohibits or materially impedes (or if granted would reasonably be expected to restrain, prohibit or materially impede), the Transaction, or requires or purports to require a material variation of the Transaction Terms that is not acceptable to the Company and the Majority Consenting Debentureholders, each acting reasonably;

(v)

there shall be no proceeding, claim or investigation pending or threatened before any Governmental Entity in connection with the Transaction that would reasonably be expected restrain, prohibit or materially impede the Transaction; and

(vi)	the Effective Date shall occur by the Outside Date or such later date as the Company and the Majority Consenting Debentureholders may agree.

(c)

The obligations of the Company to complete the Transaction and the other transactions contemplated hereby are subject to Section 10 hereof and to the satisfaction of the following conditions prior to or at the Effective Time, each of which is for the exclusive benefit of the Company and may be waived in whole or in part, solely by the Company (provided that such conditions shall not be enforceable by the Company if the failure to satisfy any such conditions results form an action, error or omission by or within the control of the Company or a breach by the Company of its own representation, warranty, agreement or covenant under this Agreement):

(i)	the Consenting Debentureholders shall have complied in all material respects with their covenants and obligations in this Agreement that are to be performed on or before the Effective Date; and

(ii)

the representations and warranties of the Consenting Debentureholders set forth in this Agreement shall be true and correct in all material respects (except for those representations and warranties which expressly include a materiality standard, which shall be true and correct in all respects giving effect to such materiality standard) as of the Effective Date with the same force and effect as if made at and as of such date, except (A) that representations and warranties that are given as of a specified date shall be true and correct in all material respects as of such date, and (B) as such representations and warranties may be affected by the occurrence of events or transactions contemplated and permitted by this Agreement.

(d)

The obligations of the Consenting Debentureholders to complete the Transaction and the other transactions contemplated hereby are subject to the satisfaction of the following conditions prior to or at the Effective Time, each of which is for the exclusive benefit of the Consenting Debentureholders and may be waived in whole or in part, solely by the Majority Consenting Debentureholders (provided that such conditions shall not be enforceable by the Consenting Debentureholders if the failure to satisfy any such conditions results form an action, error or omission by or within the control of the Consenting Debentureholder seeking enforcement or a breach by the Consenting Debentureholder of its own representation, warranty, agreement or covenant under this Agreement):

(i)	the Company shall have complied in all material respects with its covenants and obligations in this Agreement that are to be performed on or before the Effective Date;

(ii)

the representations and warranties of the Company set forth in this Agreement shall be true and correct in all material respects (except for those representations and warranties which expressly include a materiality standard, which shall be true and correct in all respects giving effect to such materiality standard) as of the Effective Date with the same force and effect as if made at and as of such date, except (A) that representations and warranties that are given as of a specified date shall be true and correct in all material respects as of such date and (B) as such representations and warranties may be affected by the occurrence of events or transactions contemplated and permitted by this Agreement;

(iii)	all common shares of the Company, including the New Common Shares, shall be listed and conditionally approved for trading on the TSX, subject only to the receipt of customary final documentation;

(i)

immediately following implementation of the Transaction, the aggregate principal amount of the Company’s secured and unsecured debt obligations for borrowed money shall consist of only: (a) up to $100 million of the Company’s first lien bank facilities, and (b) up to US$202.2 million of secured and unsecured notes (plus such amount of additional notes as may be issued to holders of Existing Senior Unsecured Notes as payment for accrued and outstanding interest in respect of the Existing Senior Unsecured Notes on implementation of the CBCA Plan), or such other amount(s) acceptable to the Company and the Majority Consenting Debentureholders; and

(ii)

the Company shall have paid, within a reasonable period following presentation of invoices, the reasonable and documented fees and expenses of counsel to the Initial Consenting Debentureholder up to a maximum aggregate amount agreed to in advance by the Company, provided that such counsel shall have provided the Company with invoices for all such fees and expenses at least three (3) Business Days prior to the Effective Date.

9.	Releases

The Parties agree that there shall be usual and customary releases (including contractual releases and, if applicable, releases pursuant to the CBCA Plan) in connection with the implementation of the Transaction to be effective as of the Effective Date (collectively, the “Releases”). The Releases shall provide, inter alia, that the Company, the Consenting Debentureholders, the Convertible Debenture Trustee, the Consenting Noteholders, the Existing Senior Unsecured Notes Trustee, the Existing Second Lien Noteholders, the Existing Second Lien Notes Agent, the First Lien Lenders, the First Lien Agent, and each of the foregoing persons’ respective principals, members, managed accounts or funds, fund advisors, current and former directors and officers, employees, financial and other advisors, legal counsel and agents, each in their capacity as such (collectively, the “Released Parties”) shall be released and discharged from any and all present and future actions, causes of action, damages, judgments, executions, obligations and claims of any kind or nature whatsoever (other than liabilities or claims attributable to any of Released Party’s gross negligence, fraud or willful misconduct as determined by the final, non-appealable judgment of a court of competent jurisdiction) arising on or prior to the Effective Date in connection with (i) in the case of a CBCA Plan, the Convertible Debentures, the Convertible Indenture Debenture, the Existing Senior Unsecured Notes, the Existing Senior Unsecured Notes Indenture, the Senior Unsecured Notes Transaction, this Agreement, the Transaction, the CBCA Plan, the CBCA Proceedings, the transactions contemplated herein, and any other actions, agreements, documents or matters related directly or indirectly to the foregoing, or (ii) in the case of a Debenture Amendment, the Convertible Debentures, the Convertible Debenture Indenture, the Existing Senior Unsecured Notes, the Existing Senior Unsecured Notes Indenture, the Senior Unsecured Notes Transaction, this Agreement, the Transaction and the transactions contemplated herein, and any other actions, agreements, documents or matters related directly or indirectly to the foregoing; provided that the Released Parties shall not be released from or in respect of any of their respective obligations under the Transaction, this Agreement, the CBCA Plan, as applicable, or any document ancillary to any of the foregoing.

10.	Superior Proposal

(a)

Except as otherwise provided in this Section 10 or with the prior consent of the Majority Consenting Debentureholders, the Company shall not, directly or indirectly, commence, consummate an agreement to commence, make, seek, solicit, assist, initiate, encourage, facilitate, propose, file, support, or initiate any discussions or negotiations regarding any alternative offer, restructuring, sale of assets, merger, workout, plan or arrangement or plan of reorganization other than the Transaction.

(b)

Notwithstanding Section 10(a) or any other provision of this Agreement, in the event the Company receives a bona fide unsolicited proposal, the Company is permitted to negotiate, advance, facilitate and enter into a transaction in respect of any such proposal if, following receipt of advice from outside legal and financial advisors, the Board believes in good faith, in the exercise of its fiduciary duties, that such proposal could reasonably be expected to result in a transaction more favourable to the Company and its stakeholders than the Transaction (a “Superior Proposal”).

11.	Termination

(a)

This Agreement (and, for certainty, any Joinder Agreement) may be terminated by the Majority Consenting Debentureholders (provided that the Total Convertible Debt held by any Breaching Debentureholder shall be excluded when determining whether the Majority Consenting Debentureholders are entitled to terminate this Agreement pursuant to this Section 11(a)) by providing written notice to the Company in accordance with Section 15(o) upon the occurrence and continuation of any of the following events:

(i)

a material breach of any covenant or agreement set forth in this Agreement by the Company that has not been cured (if susceptible to cure) within five (5) Business Days after written notice by the Consenting Debentureholders to the Company of such material breach;

(ii)

any representation, warranty or acknowledgement of the Company made in this Agreement shall prove untrue in any material respect as of the date when made that has not been cured (if susceptible to cure) within five (5) Business Days after written notice by the Consenting Debentureholders to the Company of such breach;

(iii)

the Company fails to meet any of the milestones set forth in the Term Sheet and this Agreement (or such later dates as the Company and the Majority Consenting Debentureholders may agree), unless such failure is the result of any act, omission, or delay on the part of a Consenting Debentureholder;

(iv)	the Company enters into a written agreement, or publicly announces its intention, to pursue a Superior Proposal;

(v)	any other consent and support agreement (or any such agreement of similar effect) entered into by the Company in respect of implementing the Transaction is terminated; or

(vi)

if any final decision, order or decree is made by a Governmental Entity or an action or investigation is announced or commenced by any Governmental Entity, in consequence of or in connection with the Transaction that restrains, prohibits or materially impedes the Transaction, in each case unless the event giving rise to the termination rights is waived or cured in accordance with the terms hereof.

(b)

This Agreement (and, for certainty, any Joinder Agreement) may be terminated by the Company by providing written notice to the Consenting Debentureholders in accordance with Section 15(o) upon the occurrence and continuation of any of the following events:

(i)	if at any time the Consenting Debentureholders that are party to this Agreement hold in aggregate less than 50% of the principal amount of outstanding Convertible Debentures;

(ii)	the Company enters into a written agreement, or publicly announces its intention, to pursue a Superior Proposal;

(iii)	the Convertible Debentures are repaid in cash in full (including any and all accrued and unpaid interest) on or prior to the Effective Date;

(iv)	the Transaction is not completed by the Outside Date, or such later date as the Company and the Majority Consenting Debentureholders may agree;

(v)

if any final decision, order or decree is made by a Governmental Entity or an action or investigation is announced or commenced by any Governmental Entity, in consequence of or in connection with the Transaction that restrains, prohibits or materially impedes the Transaction, in each case unless the event giving rise to the termination rights is waived or cured in accordance with the terms hereof.

(c)

This Agreement (and, for certainty, any Joinder Agreement) may be terminated by the Company as to a breaching Consenting Debentureholder (the “Breaching Debentureholder”) only, by providing written notice to such Breaching Debentureholder in accordance with Section 15(o);

(i)

if the Breaching Debentureholder has taken any action inconsistent with this Agreement or failed to comply with, or defaulted in the performance or observance of, in any material respect, any term, condition, covenant or agreement set forth in this Agreement that has not been cured (if susceptible to cure) within five (5) Business Days after written notice by the Company to the Breaching Debentureholder of such failure or default; or

(ii)

any representation, warranty or acknowledgement of such Breaching Debentureholder made in this Agreement shall prove untrue in any material respect as of the date when made that has not been cured (if susceptible to cure) within five (5) Business Days after written notice by the Company to the Breaching Debentureholder of such breach, and the Breaching Debentureholder shall thereupon no longer be a Consenting Debentureholder.

(d)

If this Agreement is amended, modified or supplemented in a manner which adversely affects the recoveries and treatment of Consenting Debentureholders compared to the recoveries and treatment set forth in the Term Sheet, then any Consenting Debentureholder that objects to any such amendment, modification or supplement may, within five (5) Business Days of receiving notice of such amendment, modification or supplement, terminate such Consenting Debentureholder’s obligations under this Agreement by providing written notice to the Company in accordance with Section 15(o) and such Consenting Debentureholder shall thereupon no longer be a Consenting Debentureholder.

(e)	This Agreement may be terminated at any time by mutual written consent of the Company and the Majority Consenting Debentureholders.

(f)	This Agreement shall terminate automatically on the Effective Date upon the implementation of the Transaction.

12.	Effect of Termination

Upon termination of this Agreement pursuant to the terms hereof, this Agreement shall be of no further force and effect and each Party hereto shall be automatically and simultaneously released from its commitments, undertakings and agreements under this Agreement, except for the rights, agreements, commitments and obligations under Sections 12 and 15, which shall survive the termination of this Agreement, and each Party shall have the rights and remedies that it would have had if it had not entered into this Agreement and shall be entitled to take all actions, whether with respect to the Transaction or otherwise, that it would have been entitled to take had it not entered into this Agreement. For greater certainty, the representations, warranties and covenants herein shall not survive and shall be of no further force or effect from and after the Effective Date, provided that the rights, agreements, commitments and obligations under Sections 12 and 15, shall survive the Effective Date.

13.	Further Assurances

Subject to the terms and conditions of this Agreement, each Party shall use commercially reasonable efforts to perform all obligations required to be performed by it under this Agreement and take all such actions as are commercially reasonable, deliver to the other Parties such further information and documents, and execute and deliver to the other Parties such further instruments and agreements as another Party shall reasonably request to consummate or confirm the transactions provided for in this Agreement, to accomplish the purpose of this Agreement or to assure to the other Party the benefits of this Agreement, including, the consummation of the Transaction.

14.	Public Announcements

All public announcements in respect of the Transaction shall be made solely by the Company, and shall be in form and substance acceptable to the Company; provided that, nothing herein shall prevent a Party from making public disclosure in respect of the Transaction to the extent required by applicable Law.

15.	Miscellaneous

(a)

Notwithstanding anything herein to the contrary, this Agreement applies only to each Consenting Debentureholder’s Relevant Debt and Relevant Shares (including any Additional Debt and Additional Shares in accordance with Section 4(c) hereof) and to each Consenting Debentureholder solely with respect to its legal and/or beneficial ownership of, or its investment and voting discretion over, its Relevant Debt and Relevant Shares (including any Additional Debt and Additional Shares in accordance with Section 4(c) hereof) and not, for greater certainty, to any other securities, loans or obligations that may be held by any client of such Consenting Debentureholder whose funds or accounts are managed by such Consenting Debentureholder, where those funds or accounts are not otherwise subject to this Agreement (including, for greater certainty, where such funds or accounts become subject to any Transfer permitted pursuant to Section 4(b)(i) hereof) and, without limiting the generality of the foregoing, shall not apply to:

(i)

any securities, loans or other obligations that may be held, acquired or sold by, or any activities, services or businesses conducted or provided by, any group or business unit within an Affiliate of the Consenting Debentureholder: (A) that has not been involved in and is not acting at the direction of or with knowledge of the affairs of the Company provided by any Person involved in the Transaction discussions; or (B) that is on the other side of an information firewall with respect to the officers, partners and employees of such Consenting Debentureholder who have been working on the Transaction and is not acting at the direction of or with knowledge of the affairs of any of the Company provided by any officers, partners and employees of such Consenting Debentureholder who have been working on the Transaction;

(ii)

any securities, loans or other obligations that may be beneficially owned by clients of a Consenting Debentureholder, including accounts or funds managed by the Consenting Debentureholder, that are not Relevant Debt or Relevant Shares; or

(iii)	any securities, loans or other obligations that may be beneficially owned by clients of a Consenting Debentureholder that are not managed or administered by the Consenting Debentureholder.

(b)

Subject to Sections 4 and 15(a) hereof, nothing in this Agreement is intended to preclude a Consenting Debentureholder from engaging in any securities transactions, subject to (i) compliance with applicable securities Laws and (ii) the agreements set forth herein with respect to the Consenting Debentureholder’s Relevant Debt and Relevant Shares.

(c)	At any time, a Convertible Debentureholder that is not a Consenting Debentureholder may agree with the Company to become a Party to this

Agreement by executing and delivering pursuant to Section 15(o) hereof to the Company, with copies to Goodmans LLP, a Joinder Agreement.

(d)

The headings in this Agreement are for convenience of reference and are not part of and are not intended to govern, limit, modify, restrict or aid in the construction or interpretation of any term or provision hereof.

(e)	Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

(f)	Unless otherwise specifically indicated, all sums of money referred to in this Agreement are expressed in lawful money of Canada.

(g)

This Agreement (including the Term Sheet and the other schedules attached to this Agreement) constitutes the entire agreement among the Parties and supersedes all prior agreements and understandings, both oral and written, among the Parties with respect to the subject matter hereof; provided, however, that this Agreement does not alter or supersede any confidentiality or non-disclosure agreement in effect between the Company and any of the Consenting Debentureholders and/or any of their advisors. No prior history, pattern or practice of sharing confidences among or between the Parties shall in any way affect or negate this understanding and agreement.

(h)

Any Person signing this Agreement in a representative capacity (i) represents and warrants that he/she is authorized to sign this Agreement on behalf of the Party he/she represents and that his/her signature upon this Agreement will bind the represented Party to the terms hereof, and (ii) acknowledges that the other Party hereto has relied upon such representation and warranty.

(i)

Except as otherwise expressly provided herein, this Agreement may be modified, amended or supplemented as to any matter by an instrument in writing (which may include email) by the Company and the Majority Consenting Debentureholders, and any matter requiring the agreement, waiver, consent, acceptance or approval under this Agreement of the Consenting Debentureholders shall require the agreement, waiver, consent, acceptance or approval of the Majority Consenting Debentureholders. The Company shall be entitled to rely on the information provided by each Consenting Debentureholder on its signature page to this Agreement (or its Joinder Agreement), as may be updated from time to time by the Consenting Debentureholder or by its advisors on such Consenting Debentureholder’s behalf, so as to enable the Company to determine whether the Majority Consenting Debentureholders have agreed, waived, consented to, accepted or approved a particular matter pursuant to this Agreement. The Consenting Debentureholders shall be entitled to rely on written confirmation from Goodmans LLP (which may include email) that the Company has agreed, waived, consented to, accepted or approved a particular matter pursuant to this Agreement.

(j)

It is understood and agreed that none of the Consenting Debentureholders have any agreements, commitments or undertakings by, among or between any of them with respect to any voting arrangements or otherwise in connection with the Transaction or otherwise respect to the matters that are the subject of this Agreement.

(k)

Time is of the essence in the performance of the Parties’ respective obligations. Any date, time or period referred to in this Agreement shall be of the essence, except to the extent to which the Parties agree in writing (which may include email) to vary any date, time or period, in which event the varied date, time or period shall be of the essence.

(l)	No condition in this Agreement shall be enforceable by a Party if any failure to satisfy such condition results from an action, error or omissions by or within the control of such Party.

(m)	The agreements, representations and obligations of the Consenting Debentureholders under this Agreement are, in all respects, several and not joint and several.

(n)

No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise.

(o)

All notices and other communications which may be or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be deemed to be validly given if delivered in person, internationally recognized overnight courier or email. All notices required or permitted hereunder shall be deemed effectively given: (i) upon personal delivery to the Party to be notified, (ii) when sent by email if sent during normal business hours of the recipient, and if not, then on the next Business Day of the recipient, or (iii) one (1) Business Day after deposit with an internationally recognized overnight courier, specifying next day delivery, with written verification of receipt. Any Party may change the address to which notice should be given to such Party by providing written notice to the other Parties hereto of such change. The address and email for each of the Parties shall be as follows:

(i)	If to the Company, at:

Bellatrix Exploration Ltd.

1920, 800 5th Avenue SW

Calgary, Alberta T2P 3T6

Canada

Attention:              Charles R. Kraus

Email:                    Chuck.Kraus@bxe.com

With a required copy (which shall not be deemed notice) to:

Goodmans LLP

333 Bay Street, Suite 3400

Toronto, Ontario M5H 2S7

Canada

Attention:              Robert J. Chadwick / Caroline Descours

Email:                    rchadwick@goodmans.ca / cdescours@goodmans.ca

(ii)	If to the Initial Consenting Debentureholder, at:

[Redacted]

With a required copy (which shall not be deemed notice) to:

Davies Ward Phillips & Vineberg LLP

155 Wellington Street West

Toronto ON M5V 3J7

Canada

Attention:              Jay Swartz / Robin B. Schwill

Email:                    jswartz@dwpv.com / rschwill@dwpv.com

(iii)

If to one or more of the Consenting Debentureholders that is not the Initial Consenting Debentureholder, at the address set forth for each applicable Consenting Debentureholder on its signature page to this Agreement or a Joinder Agreement.

(p)

If any term or other provision of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, void or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the greatest extent possible.

(q)	Unless expressly stated herein, this Agreement shall be solely for the benefit of the Parties and no other Person shall be a third party beneficiary hereof.

(r)

Except as otherwise set forth in Section 4(b), no Party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement without the prior written consent of the other Parties hereto.

(s)

It is understood and agreed by the Parties that money damages would not be a sufficient remedy for any breach of this Agreement and each non-breaching Party shall be entitled, in addition to any other remedy that may be available under applicable law, to specific performance and injunctive or other equitable relief as a remedy of any such breach, including an order by a court of competent jurisdiction requiring any Party to comply promptly with any of such obligations, without the necessity of proving the inadequacy of money damages as a remedy. Each Party hereby waives any requirement for the security or posting of any bond in connection with such remedies.

(t)

All rights, powers, and remedies provided under this Agreement or otherwise in respect hereof at Law or in equity shall be cumulative and not alternative, and the exercise of any right, power, or remedy thereof by any Party shall not preclude the simultaneous or later exercise of any other such right, power, or remedy by such Party.

(u)

This Agreement shall be governed by, construed and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein, without regard to principles of conflicts of law. Each Party submits to the jurisdiction of the courts of the Province of Ontario in any action or proceeding arising out of or relating to this Agreement. The Parties shall not raise any objection to the venue of any proceedings in any such court, including the objection that the proceedings have been brought in an inconvenient forum.

(v)

The Parties waive any right to trial by jury in any proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, present or future, and whether sounding in contract, tort or otherwise. Any Party may file a copy of this provision with any court as written evidence of the knowing, voluntary and bargained for agreement between the Parties irrevocably to waive trial by jury, and that any proceeding whatsoever between them relating to this Agreement or any of the transactions contemplated by this Agreement shall instead be tried by a judge or judges of the court sitting without a jury.

(w)

This Agreement may be signed in counterparts, each of which, when taken together, shall be deemed an original. Execution of this Agreement is effective if a signature is delivered by electronic (e.g., pdf) transmission.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, this Agreement has been agreed and accepted as of the date first written above.

BELLATRIX EXPLORATION LTD.

Per:	[Signed]
Name:
Title:

[Signature Page to the Support Agreement – Convertible Debentures]

CONFIDENTIAL

Name of Consenting Debentureholder:	[Consenting Debentureholder Signature Redacted]
By:
[Redacted]
Name:

Title:
Jurisdiction of residence for legal purposes:		[Redacted]

Email:		[Redacted]

Address:		[Redacted]

[Redacted]

[Redacted]

Debt Document	Principal Amount	Custodian / CDS or DTC Participant
6.75% Convertible Debentures due 2021	[Redacted]	[Redacted]

Common Shares	Number of Shares	Custodian / CDS or DTC Participant
[Redacted]	[Redacted]	[Redacted]

[Signature Page to the Support Agreement]

SCHEDULE A

DEFINITIONS

“Additional Debt” has the meaning set forth in Section 4(c).

“Additional Shares” has the meaning set forth in Section 4(c).

“Affiliate” of any Person shall mean any Person directly or indirectly controlling, controlled by, or under common control with, such Person; provided, that, for the purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise. For greater certainty, an Affiliate of a Person shall include such Person’s investment funds and managed accounts and any funds managed or directed by the same investment adviser.

“Agreement” has the meaning set forth in the preamble to this Agreement.

“Board” means the board of directors of the Company.

“Breaching Debentureholder” has the meaning set forth in Section 11(c).

“Business Day” means each day, other than a Saturday or Sunday or a statutory or civic holiday, on which banks are open for business in Toronto, Ontario, and Calgary, Alberta.

“CBCA” means the Canada Business Corporations Act, R.S.C., 1985, c. C-44, as amended.

“CBCA Plan” has the meaning set forth in the preamble to this Agreement.

“CBCA Proceedings” has the meaning set forth in the preamble to this Agreement.

“Company” has the meaning set forth in the preamble to this Agreement.

“Consenting Debentureholder” has the meaning set forth in the preamble to this Agreement.

“Consenting Noteholders” means holders of Existing Senior Unsecured Notes who, on or prior to the Consent Date, enter into a support agreement with the Company in respect of the Transaction and comply with their obligations pursuant thereto, vote in favour of the CBCA Plan, and/or otherwise support the Transaction, in each case in a manner acceptable to the Company acting reasonably.

“Convertible Debenture Indenture” has the meaning set forth in the preamble to this Agreement.

“Convertible Debenture Trustee” has the meaning set forth in the preamble to this Agreement.

“Convertible Debentureholder Meeting” means a meeting of the Convertible Debentureholders entitled to vote on the CBCA Plan.

“Convertible Debentureholders” means the holders of Convertible Debentures and “Convertible Debentureholder” means any holder of Convertible Debentures.

“Convertible Debentures” has the meaning set forth in the preamble to this Agreement.

“Court” means the Ontario Superior Court of Justice (Commercial List).

“Debenture Amendment” has the meaning set forth in the preamble to this Agreement.

“Definitive Documents” means all material agreements, transaction documents and court materials and other material documents in connection with the Transaction and the CBCA Proceedings (as applicable) and any and all amendments, modifications or supplements relating to any of the foregoing, including, without limitation and as applicable, this Agreement, the CBCA Plan, the Interim Order, the Final Order, the Information Circular, and the Debenture Amendment.

“EDGAR” means the Electronic Data Gathering, Analysis, and Retrieval System.

“Effective Date” means the date on which the Transaction is completed.

“Effective Time” means the effective time of the Transaction on the Effective Date as determined by the Company and the Majority Consenting Debentureholders.

“Existing Second Lien Note Purchase Agreement” means the Note Purchase Agreement dated July 25, 2018 among the Company, as Issuer, Existing Second Lien Notes Agent, as Agent, and the other persons signatory thereto, as amended from time to time.

“Existing Second Lien Noteholders” means the holders of Existing Second Lien Notes.

“Existing Second Lien Notes” means the Company’s U.S. dollar 8.5% second lien notes due 2023 issued pursuant to the Existing Second Lien Note Purchase Agreement.

“Existing Second Lien Notes Agent” means U.S. Bank National Association, as agent under the Existing Second Lien Note Purchase Agreement.

“Existing Senior Unsecured Notes” means the Company’s U.S. dollar 8.5% senior unsecured notes due 2020 issued pursuant to the Existing Senior Unsecured Notes Indenture.

“Existing Senior Unsecured Notes Indenture” means the Indenture dated May 21, 2015 among the Company, as Issuer, and the Existing Senior Unsecured Notes Trustee, as amended from time to time.

“Existing Senior Unsecured Notes Trustee” means U.S. National Bank Association in its capacity as trustee under the Existing Senior Unsecured Notes Indenture.

“Existing Shares” means the common shares of the Company issued and outstanding prior to the implementation of the Transaction.

“Final Order” means a final order of the Court pursuant to the CBCA that, inter alia, approves the CBCA Plan.

“First Lien Agent” means National Bank of Canada, as administrative agent, under the First Lien Credit Agreement

“First Lien Credit Agreement” means the Amended and Restated Credit Agreement among the Company, as borrower, the First Lien Agent, and the First Lien Lenders dated September 11, 2018

“First Lien Lenders” means the lenders under the First Lien Credit Agreement.

“Governmental Entity” means any government, regulatory authority, governmental department, agency, commission, bureau, official, minister, Crown corporation, court, board, tribunal or dispute settlement panel or other law, rule or regulation-making organization or entity: (a) having or purporting to have jurisdiction on behalf of any nation, province, territory or state or any other geographic or political subdivision of any of them; or (b) exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power.

“IFRS” means the International Financial Reporting Standards.

“Information” means all information set forth or incorporated in the Company’s public disclosure documents filed on SEDAR and EDGAR and all information otherwise provided to the Initial Consenting Debentureholder by the Company or its Representatives (including through any virtual data room), in each case prior to the date of this Agreement.

“Information Circular” means the management information circular of the Company in respect of the CBCA Plan, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular to be sent by the Company to, inter alia, the Convertible Debentureholders in connection with the Convertible Debentureholder Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement.

“Initial Consenting Debentureholder” means [redacted].

“Interim Order” means an interim order of the Court pursuant to the CBCA that, inter alia, provides for the calling of the Convertible Debentureholder Meeting to consider and vote on the CBCA Plan.

“Joinder Agreement” means a joinder agreement, substantially in the form attached as Schedule “B” to this Agreement, pursuant to which Convertible Debentureholder agrees, among other things, to be bound by and subject to the terms of this Agreement and thereby may become a Consenting Debentureholder.

“Law” or “Laws” means any law, statute, order, decree, consent decree, judgment, rule regulation, ordinance or other pronouncement having the effect of law whether in Canada, the

United States or any other country, or any domestic or foreign state, county, province, city or other political subdivision or of any Governmental Entity.

“Majority Consenting Debentureholders” means, collectively, the Consenting Debentureholders that hold in the aggregate more than half (50%) of the aggregate principal amount of the Convertible Debentures held by all Consenting Debentureholders at the applicable time.

“New Common Shares” means new common shares of the Company to be issued on the Effective Date by the Company on the terms set forth in the Term Sheet and/or as may otherwise be agreed by the Company and the Majority Consenting Debentureholders.

“Outside Date” means June 30, 2019, or such other date as the Company and the Majority Consenting Debentureholders may agree.

“Parties” and “Party” each have the meaning set forth in the preamble to this Agreement.

“Person” means any individual, sole proprietorship, limited or unlimited liability corporation, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, body corporate, joint venture, trust, pension fund, union, Governmental Entity, and a natural person including in such person’s capacity as trustee, heir, beneficiary, executor, administrator or other legal representative.

“Relevant Convertible Debentures” has the meaning set forth in Section 2(a)(i).

“Relevant Debt” means, collectively, all Relevant Convertible Debentures and Total Convertible Debt held by a Consenting Debentureholder.

“Relevant Shares” has the meaning set forth in Section 2(a)(ii).

“Representative” means in respect of a particular Party, that Party’s directors, officers, employees, auditors, financial advisors, legal advisors and other agents.

“SEDAR” means the System for Electronics Document Analysis and Retrieval.

“Superior Proposal” has the meaning set forth in Section 10(b).

“Term Sheet” has the meaning set forth in the preamble to this Agreement.

“Total Convertible Debt” has the meaning set forth in Section 2(a)(i).

“Transaction” has the meaning set forth in preamble to this Agreement.

“Transaction Related Act” has the meaning set forth in Section 4(k).

“Transaction Terms” has the meaning set forth in Section 1.

“Transfer” has the meaning set forth in Section 4(b).

“TSX” means the Toronto Stock Exchange.

SCHEDULE B

JOINDER AGREEMENT

This Joinder Agreement (the “Joinder Agreement”) is made as of 🌑, 2019 by the undersigned (the “Consenting Party”) in connection with the support agreement dated 🌑, 2019 (the “Support Agreement”) among (i) Bellatrix Exploration Ltd. (the “Company”) and (ii) the Consenting Debentureholders (as defined in the Support Agreement) party thereto. Capitalized terms used herein have the meanings assigned to such terms in the Support Agreement unless otherwise defined herein.

WHEREAS the Support Agreement allows Convertible Debentureholders that are not Consenting Debentureholders to become a party thereto by executing a Joinder Agreement;

WHEREAS the Consenting Party desires to become a party to, and to be bound by the terms of, the Support Agreement; and

NOW, THEREFORE, in consideration of the premises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Consenting Party hereby agree as follows:

1.	The Consenting Party hereby acknowledges that the Consenting Party has received and reviewed a copy of the Support Agreement.

2.

The Consenting Party hereby acknowledges and agrees to be fully bound as a Consenting Debentureholder under the Support Agreement in respect of its Relevant Debt and Relevant Shares that are identified on the signature page hereto, and hereby represents and warrants that the Relevant Debt and Relevant Shares set out on the signature page hereto constitute all of the Relevant Debt and Relevant Shares that are legally or beneficially owned by such Consenting Debentureholder or which such Consenting Party has the sole power to vote or dispose of.

3.

The Consenting Party hereby represents and to each of the other Parties that the representations and warranties set forth in Section 2 of the Support Agreement are true and correct with respect to such Consenting Party as if given on the date hereof.

4.

This Joinder Agreement may be executed in several counterparts and by each party on a separate counterpart, each of which when so executed and delivered shall be an original, and all of which together shall constitute one instrument. Delivery of an executed signature page of this Joinder Agreement by email transmission will be effective as delivery of a manually executed counterpart hereof.

5.

This Joinder Agreement and the Support Agreement express the entire understanding of the Parties with respect to the transactions contemplated hereby. No prior negotiations or discussions shall limit, modify, or otherwise affect the provisions hereof.

6.

If any term or other provision of this Joinder Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, all other terms and provisions of this Joinder Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, void or unenforceable, the parties hereto shall negotiate in good faith to modify this Joinder Agreement so as to effect the original intent of the parties hereto as closely as possible in a mutually acceptable manner in order that the terms of this Joinder Agreement remain as originally contemplated to the greatest extent possible.

7.

This Joinder Agreement shall be governed by, construed and interpreted in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein (excluding any conflict of laws rule or principle which might refer such construction to the laws of another jurisdiction) and all actions or proceedings arising out of or relating to this Joinder Agreement shall be heard and determined exclusively in the courts of the Province of Ontario.

[Signature Page Follows]

CONFIDENTIAL

IN WITNESS WHEREOF, the undersigned has caused this Joinder Agreement to be duly executed and delivered by its proper and duly authorized officer as of the date first written above.

Name of Consenting Debentureholder:

By:
Name:

Title:

Jurisdiction of residence for legal purposes:

Email:

Address:

Debt Document	Principal Amount	Custodian / CDS or DTC Participant
6.75% Convertible Debentures due 2021

Common Shares	Number of Shares	Custodian / CDS or DTC Participant

[Signature Page to the Joinder Agreement]

SCHEDULE C

TERM SHEET

[See attached]

BELLATRIX EXPLORATION LTD.

CONVERTIBLE DEBENTURES TRANSACTION

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS

This term sheet dated as of March 28, 2019 (the “Term Sheet”) describes the principal terms on which Bellatrix Exploration Ltd. (the “Company”) and the Consenting Debentureholders will complete a series of transactions (collectively, the “Transaction”) pursuant to which, among other things, all of the Company’s Convertible Debentures issued pursuant to the Convertible Debenture Indenture will be exchanged for New Common Shares pursuant to, at the election of the Company, either (i) a plan of arrangement (the “CBCA Plan”) to be implemented pursuant to proceedings (the “CBCA Proceedings”) under the Canada Business Corporations Act (the “CBCA”), or (ii) an amendment to the Convertible Debenture Indenture (the “Debenture Amendment”), in each case, subject to the terms and conditions set forth in this Term Sheet and/or as may otherwise be agreed by the Company and the Majority Consenting Debentureholders.1

Capitalized terms used and not otherwise defined in this Term Sheet shall be as defined in Section VI of this Term Sheet.

This Term Sheet and the information contained herein is strictly private and confidential and is not to be disclosed in any manner whatsoever without the prior written consent of Goodmans LLP, as counsel to the Company. Subject to the foregoing, it is intended that this Term Sheet would be appended to a definitive Support Agreement to be executed by the Company and the Consenting Debentureholders and filed by the Company, together with the form of Support Agreement, on SEDAR and EDGAR and, if applicable, filed with the court, together with the form of Support Agreement, in connection with the CBCA Proceedings or other applicable court proceedings in connection with the implementation of the Transaction, as applicable.

This Term Sheet is not an offer with respect to any securities or a solicitation of votes with respect to a restructuring plan. This Term Sheet shall not be construed as (i) an offer capable of acceptance, (ii) a binding agreement of any kind, (iii) a commitment to enter into, or offer to enter into, any agreement, or (iv) an agreement to file any restructuring plan or commence any restructuring proceedings or consummate any transaction or to vote for or otherwise support any restructuring plan. This Term Sheet is subject to, among other things, negotiation and execution of definitive documentation.

1 This Term Sheet does not purport to summarize all of the terms, conditions, representations, warranties and other provisions with respect to the transactions referred to herein, which transactions will be entered into on the basis of mutually satisfactory definitive documentation after, among other things, receipt of necessary internal and external approvals.

I. TRANSACTION

Exchange of Convertible Debentures

The Transaction shall provide for the exchange of the outstanding Convertible Debentures for New Common Shares, as follows:

1)  each Consenting Debentureholder will become entitled to receive on the date of implementation of the Transaction (the “Effective Date”) in exchange for, and in full and final extinguishment and cancellation of, its Convertible Debentures and its Convertible Debentureholder Claims:

a)  its Consenting Debentureholder Pro Rata Share of the Early Consent Consideration New Common Share Pool; and

b)  its Convertible Debentureholder Pro Rata Share of the Convertible Debentureholder New Common Share Pool;

2)  each Convertible Debentureholder that is not a Consenting Debentureholder will become entitled to receive on the Effective Date in exchange for, and in full and final extinguishment and cancellation of, its Convertible Debentures and its Convertible Debentureholder Claims its Convertible Debentureholder Pro Rata Share of the Convertible Debentureholder New Common Share Pool; and

3)  the obligations of the Company with respect to the Convertible Debentures and the Convertible Debenture Indenture shall be irrevocably and finally extinguished, each Convertible Debentureholder shall have no further right, title or interest in or to the Convertible Debentures or its Convertible Debentureholder Claims, and the Convertible Debentures and the Convertible Debenture Indenture shall be fully and finally cancelled and terminated.

Implementation

The Transaction shall be implemented pursuant to, at the election of the Company, either (i) a CBCA Plan, or (ii) a Debenture Amendment, in each case binding all Convertible Debentureholders pursuant thereto.

II. IMPLEMENTATION OF TRANSACTION

Timeline for Implementation pursuant to a CBCA Plan

If the Transaction is implemented pursuant to a CBCA Plan, the actions necessary to structure and implement the Transaction will be completed within the following timelines:

(a)    the Support Agreement shall be executed between the Company and the Initial Consenting Debentureholder on or prior to March 28, 2019;

(b)    the Company shall make an application to the Ontario Superior Court of Justice (Commercial List) (the “Court”) on or prior to April 18, 2019 (or such other date as may be agreed by the Company and the Majority Consenting Debentureholders) seeking an interim order under the CBCA containing, among other things, provisions for the mailing of a CBCA information circular and the CBCA Plan, the calling and holding of necessary meetings of security holders to vote on the CBCA Plan, and a stay of proceedings; and

(c)    the Transaction authorized pursuant to the CBCA Plan shall have been implemented on or prior to June 30, 2019 (or such other date as may be agreed by the Company and the Majority Consenting Debentureholders).

Timeline for Implementation pursuant to a Debenture Amendment

If the Transaction is implemented pursuant to a Debenture Amendment, the actions necessary to structure and implement the Transaction will be completed within the following timelines:

(a)    the Support Agreement shall be executed between the Company and the Initial Consenting Debentureholder on or prior to March 28, 2019; and

(b)    the Transaction shall have been implemented on or prior to June 30, 2019 (or such other date as may be agreed by the Company and the Majority Consenting Debentureholders).

III. SUPPORT AGREEMENT

Support Agreement

A consent and support agreement containing terms and conditions acceptable to the Company and the Initial Consenting Debentureholder will be entered into with the Company by the Initial Consenting Debentureholder and such other Convertible Debentureholders who sign such a consent and support agreement or a Joinder Agreement (collectively, a “Support Agreement”).

Consenting Debentureholder Support	The Support Agreement will contain customary support agreement provisions to be agreed between the Company and the Initial Consenting Debentureholder pursuant to which each Consenting

Obligations

Debentureholder shall, among other things, agree with respect to all of its current and subsequently acquired holdings of Convertible Debentures and of any other debt or equity of the Company (collectively, its “Holdings”), so long as the Support Agreement has not been terminated, to use commercially reasonable efforts to:

(a)    support, consent to and vote in favour of the Transaction in respect of its Holdings;

(b)    forbear from the exercise of any rights or remedies it may have relating to, and (if the Transaction is implemented pursuant to a CBCA Plan) consent to a stay in respect of, all existing and future defaults in respect of its Holdings relating to the CBCA Proceedings or the Transaction, or any steps or actions taken in pursuit thereof, during the period in which the Support Agreement is in effect;

(c)    not take or support or encourage any legal or natural person (a “Person”) in taking any action that is intended to or could reasonably be expected to impede, interfere with, prevent or delay the implementation of the Transaction;

(d)    consent to the non-payment of interest by the Company in respect of the Convertible Debentures while the Support Agreement is in effect;

(e)    support, consent to and take such actions as are necessary to effectuate any amendment, supplement, waiver or direction pursuant to the Convertible Debenture Indenture or relating to its Holdings that is necessary or desirable in order to implement the Transaction;

(f)    work cooperatively with the Company and its advisors to structure and implement the Transaction and to take such actions as may be reasonably necessary to carry out the purposes and intent of the Support Agreement; and

(g)    such other provisions as may be agreed and included in the Support Agreement.

Support Obligations of the Company

The Support Agreement will contain customary support agreement provisions to be agreed between the Company and the Initial Consenting Debentureholder pursuant to which the Company shall, so long as the Support Agreement has not been terminated, among other things, agree to:

(a)    support and take all reasonable actions necessary to implement the Transaction in accordance with a mutually agreed-upon schedule and as contemplated by this Term Sheet and the Support Agreement;

(b)    take reasonable actions to oppose and object to any action by any Person seeking to object to, delay, impede or take any other action to interfere with the approval or implementation of the Transaction;

(c)    not, directly or indirectly, modify the Transaction, in whole or in part, in a manner that is inconsistent with the terms of this Term Sheet and the Support Agreement or commence any proceeding opposing any of the terms of this Term Sheet and the Support Agreement or otherwise take any action to obstruct or delay the consummation of the Transaction;

(d)    agree that all material transaction documents, Court filings of the Company and Court orders entered in connection with the Transaction, as applicable, shall be satisfactory to the Majority Consenting Debentureholders; and

(e)    such other provisions as may be agreed and included in the Support Agreement;

provided that notwithstanding anything to the contrary, the Company shall be permitted to receive a bona fide, unsolicited proposal and to negotiate a transaction in respect of such proposal if the board of directors of the Company (the “Board”), following receipt of advice from its outside legal and financial advisors, believes in good faith, in the exercise of its fiduciary duties, that such proposal could reasonably be expected to result in a transaction more favourable to the Company and its stakeholders than the Transaction (a “Superior Proposal”).

Transfers of Holdings

Pursuant to the Support Agreement, each Consenting Debentureholder shall agree to refrain from, directly or indirectly, selling, assigning, lending, pledging, mortgaging, disposing or otherwise transferring (in each case a “Transfer”) any of its Holdings or any interest therein to any other Person, except with the prior written consent of the Company, provided that if the Consenting Debentureholder manages the Holdings on behalf of a fund, such Consenting Debentureholder may Transfer such Holdings to another fund it manages without the prior consent of the Company, provided further that such Consenting Debentureholder shall remain bound by and subject to the Support Agreement in respect of such Holdings.

Consenting Debentureholder Termination Rights

The Support Agreement will contain applicable termination events to be agreed between the Company and the Initial Consenting Debentureholder with respect to the Support Agreement (including, for certainty, any Joinder Agreements), including, without limitation, the following:

(a)    the occurrence of a material breach of the Support Agreement by the Company that has not been cured (if susceptible to cure) five (5) business days after written notice to the Company of such material breach by the Initial Consenting Debentureholder;

(b)    the Company fails to meet any of the milestones set forth in this Term Sheet and the Support Agreement unless such failure is the result of any act, omission, or delay on the part of a Consenting Debentureholder;

(c)    the Company enters into a written agreement, or publicly announces its intention, to pursue a Superior Proposal; and

(d)    such other termination event(s) as may be agreed and included in the Support Agreement.

Company Termination Rights

The Support Agreement will contain applicable termination events to be agreed between the Company and the Initial Consenting Debentureholder with respect to the Support Agreement (including, for certainty, any Joinder Agreements), including, without limitation, the following:

(a)    the Company enters into a written agreement, or publicly announces its intention, to pursue a Superior Proposal;

(b)    the Convertible Debentures are paid in cash in full (including any and all accrued and unpaid interest) prior to or on the Effective Date;

(c)    the Transaction is not completed by a determined outside date; and

(d)    such other termination event(s) as may be agreed and included in the Support Agreement.

IV. OTHER TERMS AND CONDITIONS OF THE TRANSACTION

Board Approval	The Board shall have authorized the Transaction.

Maximum Aggregate Note Obligations

Concurrently with or prior to the implementation of the Transaction, the Company shall address certain of its debt obligations such that as of the Effective Date the aggregate principal amount of its secured and unsecured debt obligations for borrowed money shall consist of only: (a) up to $100 million of the Company’s first lien bank facilities, and (b) up to US$202.2 million of secured and unsecured notes (plus such amount of additional notes as may be issued to holders of Existing Senior Unsecured Notes as payment for accrued and outstanding interest in respect of the Existing Senior Unsecured Notes on implementation of the CBCA Plan), or such other amount(s)

acceptable to the Company and the Majority Consenting Debentureholders.

Releases

There shall be usual and customary contractual and, if applicable, CBCA Plan releases in connection with the implementation of the Transaction to be effective as of the Effective Date (the “Releases”) which shall, at a minimum, provide that the Company, its affiliates, the Consenting Debentureholders, the foregoing parties’ respective officers, directors, principals, members, managed accounts or funds, fund advisors, employees, financial and other advisors, legal counsel and agents, each in their capacity as such, and such other parties as agreed to under the Support Agreement (the “Released Parties”) shall be released and discharged from all present and future actions, causes of action, damages, judgments, executions, obligations and claims of any kind or nature whatsoever arising on or prior to the Effective Date in connection with (i) in the case of a CBCA Plan, the Convertible Debentures, the Convertible Debenture Indenture, the Existing Senior Unsecured Notes, the Existing Senior Unsecured Notes Indenture, the Senior Unsecured Notes Transaction, the Support Agreement, the Transaction, the CBCA Plan, the CBCA Proceedings and the transactions contemplated herein, or (ii) in the case of a Debenture Amendment, the Convertible Debentures, the Convertible Debenture Indenture, the Existing Senior Unsecured Notes, the Existing Senior Unsecured Notes Indenture, the Senior Unsecured Notes Transaction, the Support Agreement, the Transaction and the transactions contemplated herein, provided that the Released Parties shall not be released from or in respect of any of their respective obligations under the Transaction, the Support Agreement, the CBCA Plan, as applicable, or any document ancillary to any of the foregoing.

Definitive Documentation

The Company and the Initial Consenting Debentureholder shall, in good faith, negotiate, execute and deliver definitive documentation necessary to implement the Transaction (including any modifications, amendments or supplements thereto) in form and substance acceptable to the Company and the Majority Consenting Debentureholders.

Tax Considerations	The Transaction shall be structured in a manner to effectuate such transactions in a tax efficient manner in respect of the Company.

Other Conditions and Approvals

The Transaction shall be subject to other approvals and conditions as are customary for transactions of this nature, including, without limitation, as applicable, Court approval, applicable stakeholder approval and stock exchange approval, as set out in the Support Agreement.

Equity Incentive Plans

Any changes that may be made to the Company’s existing equity incentive plans concurrently with implementation of the Transaction shall be acceptable to the Company and the Majority Consenting Debentureholders.

Public Announcements

All public announcements in respect of the Transaction shall be in form acceptable to the Company, provided that nothing shall prevent a party from making public disclosure in respect of the Transaction to the extent required by applicable law.

V. OTHER MATTERS

Matters Subject to Approval, Satisfaction or Consent of a Party

In this Term Sheet, unless otherwise specifically provided, where matters are subject to the approval, agreement, acceptance, satisfaction and/or consent of a party, such matters shall be subject to such party acting reasonably.

Fractional Securities	No fractional shares will be issued. Any fractional shares that would otherwise have been issued shall be rounded down to the nearest whole number.

Governing Law	This Term Sheet and the Support Agreement shall be governed by the laws of the Province of Ontario and the laws of Canada applicable therein.

VI. DEFINITIONS

Consent Date	“Consent Date” means May 15, 2019, or such later date as may be determined by the Company.

Consenting Debentureholder Pro Rata Share

“Consenting Debentureholder Pro Rata Share” shall be determined based on (i) the total principal amount of Convertible Debentures held by a Consenting Debentureholder, as at a record date to be determined, divided by (ii) the aggregate principal amount of Convertible Debentures held by all Consenting Debentureholders as at such record date.

Consenting Debentureholders

“Consenting Debentureholders” means Convertible Debentureholders who, on or prior to the Consent Date, enter into a Support Agreement (including by way of a Joinder Agreement) and comply with their obligations pursuant thereto, vote in favour of the CBCA Plan (as applicable), consent to the Debenture Amendment (as applicable) and/or otherwise support the Transaction, in each case in a manner acceptable to the Company acting reasonably.

Convertible Debenture	“Convertible Debenture Indenture” means the Debenture Indenture

Indenture	dated as of August 6, 2016 between Bellatrix Exploration Ltd., and Computershare Trust Company of Canada, as amended from time to time.

Convertible Debentureholder Claims

“Convertible Debentureholder Claims” means all outstanding obligations owing by any person or entity, whether as issuer, guarantor or otherwise, with respect to the Convertible Debentures or the Convertible Debenture Indenture as at the Effective Date, including, without limitation, all outstanding principal, accrued and unpaid interest at the applicable contract rate, and any fees and other payments as at the Effective Date.

Convertible Debentureholder New Common Share Pool

“Convertible Debentureholder New Common Share Pool” means New Common Shares representing approximately 27.5% of the aggregate issued and outstanding common shares of the Company immediately following implementation of the Transaction.

Convertible Debentureholder Pro Rata Share

“Convertible Debentureholder Pro Rata Share” shall be determined based on (i) the total principal amount of Convertible Debentures held by a Convertible Debentureholder, as at a record date to be determined, divided by (ii) the aggregate principal amount of Convertible Debentures outstanding.

Convertible Debentureholders	“Convertible Debentureholders” means the holders of Convertible Debentures.

Convertible Debentures	“Convertible Debentures” means convertible debentures issued pursuant to the Convertible Debenture Indenture.

Early Consent Consideration New Common Share Pool

“Early Consent Consideration New Common Share Pool” means New Common Shares representing approximately 5% of the aggregate issued and outstanding common shares of the Company immediately following implementation of the Transaction.

Existing Second Lien Note Purchase Agreement

“Existing Second Lien Note Purchase Agreement” means the Note Purchase Agreement dated July 25, 2018, among Bellatrix Exploration Ltd., as Issuer, U.S. National Association, as Agent, and the other persons signatory thereto, as amended from time to time.

Existing Second Lien Notes	“Existing Second Lien Notes” means the U.S. dollar 8.5% second lien notes issued pursuant to the Existing Second Lien Note Purchase Agreement.

Existing Senior Unsecured Notes

“Existing Senior Unsecured Notes” means the U.S. dollar 8.5% senior unsecured notes due 2020 issued pursuant to the Indenture dated as of May 21, 2015, among the Company, as Issuer, and U.S. National Association, as Trustee, as amended from time to time.

Existing Senior Unsecured Notes Indenture	“Existing Senior Unsecured Notes Indenture” means the Indenture dated as of May 21, 2015, among the Company, as Issuer, and U.S. National Association, as Trustee, as amended from time to time.

Initial Consenting Debentureholder	“Initial Consenting Debentureholder” means [redacted].

Joinder Agreement

“Joinder Agreement” means a joinder agreement, the form of which will be appended to the form of Support Agreement, pursuant to which a Convertible Debentureholder agrees, among other things, to be bound by and subject to the terms of the Support Agreement and thereby become a Consenting Debentureholder.

Majority Consenting Debentureholders

“Majority Consenting Debentureholders” means Consenting Debentureholders holding in aggregate not less than a majority of the aggregate principal amount of Convertible Debentures held by all Consenting Debentureholders at the applicable time.

New Common Shares	“New Common Shares” means newly issued common shares of the Company to be issued on the Effective Date pursuant to the Transaction.

Senior Unsecured Notes Transaction

“Senior Unsecured Notes Transaction” means the transactions completed by the Company on September 11, 2018 involving, among other things, the exchange of US$80 million in principal amount of previously outstanding Existing Senior Unsecured Notes for US$72 million of principal amount Existing Second Lien Notes and the issuance of additional Existing Second Lien Notes pursuant to the Existing Second Lien Note Purchase Agreement.